ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING FINAL PROSPECTUS ISSUED AUGUST 6, 2012)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-182805

Explanatory Note

The following free writing prospectus is being filed to replace and supersede the free writing prospectus filed on August 6, 2012, which inadvertently included, under the heading “Additional Information,” an inaccurate hyperlink. The appropriate hyperlink is reflected below.

August 6, 2012
Contact:	Stephen P. Theobald
Executive Vice President and
Chief Financial Officer
(757) 217-1000

HAMPTON ROADS BANKSHARES ANNOUNCES COMMENCEMENT OF
$45 MILLION RIGHTS OFFERING

Norfolk, Virginia, August 6, 2012:  Hampton Roads Bankshares, Inc. (NASDAQ:  HMPR) (the “Company”), the holding company for The Bank of Hampton Roads and Shore Bank, today announced the commencement of its previously disclosed $45 million rights offering (“Rights Offering”). In the Rights Offering, shareholders who owned common shares of the Company as of 5:00 p.m., New York City time, on May 31, 2012 will receive at no charge a non-transferable right to purchase newly-issued common shares.

The Company will issue up to 64,285,715 common shares in the Rights Offering at a price of $0.70 per share. For each share of the Company’s common stock owned on the record date, an eligible shareholder will be entitled to exercise a basic subscription right to buy 1.8600 shares of the Company’s common stock at the subscription price and, if all of the shareholder’s basic subscription rights are exercised, an additional subscription right to buy 2.0667 shares of the Company’s common stock at the subscription price.

The Rights Offering will expire at 5:00 p.m. New York City time on September 5, 2012.

In connection with the Rights Offering, the Company has entered into a Standby Purchase Agreement with the following entities or their affiliates or managed funds: The Carlyle Group L.P., Anchorage Capital Group, L.L.C. and CapGen Capital Group VI LP (together, the “Investors”). The Standby Purchase Agreement provides that the Investors will not exercise their basic subscription rights and instead will purchase from the Company, at the subscription price, a portion of the shares, if any, up to an aggregate of 53,518,176 shares, not subscribed for in the Rights Offering.

The Company plans to use the proceeds of the Rights Offering for general corporate purposes, which will include, but not be limited to, making capital contributions to its subsidiary banks.

Additional Information

The Company has filed a registration statement on Form S-1 with the Securities and Exchange Commission, or SEC, containing a prospectus with respect to the Rights Offering. The registration statement became effective on August 3, 2012.   To review a filed copy of the prospectus, click on the following link: http://www.sec.gov/Archives/edgar/data/1143155/000119312512336312/0001193125-12-336312-index.htm

This announcement is not an offer to sell nor a solicitation of an offer to purchase any shares of common stock.   Shares of common stock issuable pursuant to the Rights are offered only by the prospectus, and only in such jurisdictions where offers and sales of such shares are lawful.

Caution About Forward-Looking Statements

Certain statements made in this press release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about events or results or otherwise are not statements of historical facts, such as statements regarding the purpose, timing, consummation and consequences of the transactions described herein, including the Rights Offering and Standby Purchase.  Although the Company believes that its expectations with respect to such forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual events or results to differ significantly from those described in the forward-looking statements include, but are not limited to those described in the cautionary language included under the heading "Risk Factors" in the Company's prospectus relating to the Rights Offering and under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, the Company’s Quarterly Report for the fiscal quarter ended March 31, 2012 and other filings made with the SEC.

About Hampton Roads Bankshares

Hampton Roads Bankshares, Inc. is a bank holding company that was formed in 2001 and is headquartered in Norfolk, Virginia. The Company’s primary subsidiaries are The Bank of Hampton Roads, which opened for business in 1987, and Shore Bank, which opened in 1961 (the “Banks”).  The Banks engage in general community and commercial banking business, targeting the needs of individuals and small to medium-sized businesses. Currently, The Bank of Hampton Roads operates banking offices in Virginia and North Carolina doing business as The Bank of Hampton Roads and Gateway Bank & Trust Co.  Shore Bank serves the Eastern Shore of Maryland and Virginia through seven banking offices, ATMs and a recently opened loan production office in West Ocean City, Maryland. Through various affiliates, the Banks also offer mortgage banking services and investment products. Shares of the Company’s common stock are traded on the NASDAQ Global Select Market under the symbol “HMPR.” Additional information about the Company and its subsidiaries can be found at www.hamptonroadsbanksharesinc.com.

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